Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended March 31,
	2008	2007
Numerator:
Income from continuing operations	14,879	14,001
Income from discontinued operations	2,280	2,381
Preferred stock dividends	(2,953)	(4,468)

Net income available to common shareholders	14,206	11,914

Denominator:
Denominator for basic earnings per share—weighted average shares	50,985	50,620
Dilutive effect of stock based awards	595	1,240

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,580	51,860

Basic earnings per share from continuing operations	0.23	0.19
Basic earnings per share from discontinued operations	0.05	0.05

Basic earnings per share	0.28	0.24

.
Diluted earnings per share from continuing operations	0.23	0.18
Diluted earnings per share from discontinued operations	0.05	0.05

Diluted earnings per share	0.28	0.23